CUSIP NO. 5021600-10-4
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 38)

LSB INDUSTRIES, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $.10

(Title of Class of Securities)

5021600-10-4

(CUSIP Number)

Jack E. Golsen
16 South Pennsylvania
Oklahoma City, Oklahoma 73107
(405) 235-4546

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 9, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of his Schedule 13D, and is filing this schedule because of '' 240.13d-1(e), 240.13d-1(f), or 240.13d-1(g) Rule 13d-1(b)(3) or (4), check the following box.  [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. '240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 24 Pages

CUSIP NO. 5021600-10-4

(1)	Names of Reporting Persons, I.R.S. Identification, No. of above Persons (entities only)	Jack E. Golsen

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) [ ] (b) [X]

(3)	SEC Use Only

(4)	Source of Funds (See Instructions)	Not applicable

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

(6)	Citizenship or Place of Organization	USA

	(7)	Sole Voting Power	467,726

Number of Shares	(8)	Shared Voting Power	3,698,696
Beneficially
Owned by Each	(9)	Sole Dispositive Power	467,726
Reporting Person
With:	(10)	Shared Dispositive Power	3,698,696

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person	4,166,422

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	[X]

(13)	Percent of Class Represented by Amount in Row (11)	18.79%

(14)	Type of Reporting Person (See Instructions)	IN

Page 2 of 24 Pages

CUSIP NO. 5021600-10-4

(1)	Names of Reporting Persons, I.R.S. Identification No. of above Persons (entities only)	Sylvia H. Golsen

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) [ ] (b) [X]

(3)	SEC Use Only

(4)	Source of Funds (See Instructions)	Not applicable

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

(6)	Citizenship or Place of Organization	USA

	(7)	Sole Voting Power	-

Number of Shares	(8)	Shared Voting Power	2,084,282
Beneficially
Owned by Each	(9)	Sole Dispositive Power	-
Reporting Person
With:	(10)	Shared Dispositive Power	2,084,282

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person	2,084,282

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	[X]

(13)	Percent of Class Represented by Amount in Row (11)	9.62%

(14)	Type of Reporting Person (See Instructions)	IN

Page 3 of 24 Pages

CUSIP NO. 5021600-10-4

(1)	Names of Reporting Persons, I.R.S. Identification No. of above Persons (entities only)	Barry H. Golsen

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) [ ] (b) [X]

(3)	SEC Use Only

(4)	Source of Funds (See Instructions)	Not applicable

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

(6)	Citizenship or Place of Organization	USA

	(7)	Sole Voting Power	307,889

Number of Shares	(8)	Shared Voting Power	2,868,145
Beneficially
Owned by Each	(9)	Sole Dispositive Power	307,889
Reporting Person
With:	(10)	Shared Dispositive Power	2,868,145

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person	3,176,034

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	[X]

(13)	Percent of Class Represented by Amount in Row (11)	14.40%

(14)	Type of Reporting Person (See Instructions)	IN

Page 4 of 24 Pages

CUSIP NO. 5021600-10-4

(1)	Names of Reporting Persons, I.R.S. Identification No. of above Persons (entities only)	Steven J. Golsen

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) [ ] (b) [X]

(3)	SEC Use Only

(4)	Source of Funds (See Instructions)	Not applicable

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

(6)	Citizenship or Place of Organization	USA

	(7)	Sole Voting Power	275,165

Number of Shares	(8)	Shared Voting Power	544,954
Beneficially
Owned by Each	(9)	Sole Dispositive Power	275,165
Reporting Person
With:	(10)	Shared Dispositive Power	544,954

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person	820,119

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	[ X ]

(13)	Percent of Class Represented by Amount in Row (11)	3.85%

(14)	Type of Reporting Person (See Instructions)	IN

Page 5 of 24 Pages

CUSIP NO. 5021600-10-4

(1)	Names of Reporting Persons, I.R.S. Identification No. of above Persons (entities only)	Linda F. Rappaport

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) [ ] (b) [X]

(3)	SEC Use Only

(4)	Source of Funds (See Instructions)	PF

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

(6)	Citizenship or Place of Organization	USA

	(7)	Sole Voting Power	66,400

Number of Shares	(8)	Shared Voting Power	698,987
Beneficially
Owned by Each	(9)	Sole Dispositive Power	0
Reporting Person
With:	(10)	Shared Dispositive Power	735,387

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person	765,387

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	[X]

(13)	Percent of Class Represented by Amount in Row (11)	3.59%

(14)	Type of Reporting Person (See Instructions)	IN

Page 6 of 24 Pages

CUSIP NO. 5021600-10-4

(1)	Names of Reporting Persons, I.R.S. Identification No. of above Persons (entities only)	Golsen Family, L.L.C. 20-8234753

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) [ ] (b) [X]

(3)	SEC Use Only

(4)	Source of Funds (See Instructions)	Not applicable

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

(6)	Citizenship or Place of Organization	Oklahoma

	(7)	Sole Voting Power	0

Number of Shares	(8)	Shared Voting Power	2,084,282
Beneficially
Owned by Each	(9)	Sole Dispositive Power	0
Reporting Person
With:	(10)	Shared Dispositive Power	2,084,282

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person	2,084,282

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	[X]

(13)	Percent of Class Represented by Amount in Row (11)	9.62%

(14)	Type of Reporting Person (See Instructions)	00

Page 7 of 24 Pages

CUSIP NO. 5021600-10-4

(1)	Names of Reporting Persons, I.R.S. Identification No. of above Persons (entities only)	SBL, L.L.C.

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) [ ] (b) [X]

(3)	SEC Use Only

(4)	Source of Funds (See Instructions)	WC, BK

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

(6)	Citizenship or Place of Organization	Oklahoma

	(7)	Sole Voting Power	-

Number of Shares	(8)	Shared Voting Power	2,884,987
Beneficially
Owned by Each	(9)	Sole Dispositive Power	-
Reporting Person
With:	(10)	Shared Dispositive Power	2,884,987

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person	2,884,987

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	[X]

(13)	Percent of Class Represented by Amount in Row (11)	12.91%

(14)	Type of Reporting Person (See Instructions)	CO

Page 8 of 24 Pages

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(1)	Names of Reporting Persons, I.R.S. Identification No. of above Persons (entities only)	Golsen Petroleum Corporation

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) [ ] (b) [X]

(3)	SEC Use Only

(4)	Source of Funds (See Instructions)	Not Applicable

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

(6)	Citizenship or Place of Organization	Oklahoma

	(7)	Sole Voting Power	-

Number of Shares	(8)	Shared Voting Power	417,288
Beneficially
Owned by Each	(9)	Sole Dispositive Power	-
Reporting Person
With:	(10)	Shared Dispositive Power	417,288

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person	417,288

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	[ ]

(13)	Percent of Class Represented by Amount in Row (11)	1.96%

(14)	Type of Reporting Person (See Instructions)	CO

Page 9 of 24 Pages

CUSIP NO. 5021600-10-4

Introduction

This statement constitutes Amendment No.38 to the Schedule 13D dated October 7, 1985, as amended (the "Schedule 13D"), relating to the common stock, par value $.10 a share ("Common Stock") of LSB Industries, Inc. (the "Company").  All terms not otherwise defined herein shall have the meanings ascribed in the Schedule 13D.

This Schedule 13D is reporting matters with respect to the following reporting persons:

•	Jack E. Golsen (Chief Executive Officer and Chairman of the Board of the Company);

•	Sylvia H. Golsen;

•	Barry H. Golsen (President and member of the Board of Directors of the Company);

•	Steven J. Golsen (President of certain subsidiaries of the Company);

•	Linda F. Rappaport, an individual;

•	Golsen Family, L.L.C., an Oklahoma limited liability company (“GFLLC”).

•	SBL, L.L.C. ("SBL"); and

•	Golsen Petroleum Corporation ("GPC"), an Oklahoma corporation and wholly-owned subsidiary of SBL.

Jack and Sylvia Golsen are husband and wife.  Barry Golsen, Steven Golsen, and Linda Rappaport are the children of Jack and Sylvia Golsen.  All of the outstanding stock of SBL and all membership interests in GFLLC are beneficially owned, directly or indirectly, by Jack and Sylvia Golsen and their children.  Jack and Barry Golsen are the sole managers of SBL and the sole members of the Board of Directors and the officers of GPC.  Jack and Sylvia Golsen are the sole managers of GFLLC.

This Amendment No.38 is being filed as a result of a change in the facts contained in the Schedule 13D, as described below.

1.	Linda F. Rappaport is included as a reporting person under this Schedule 13D and is filing as a reporting person with respect to this Schedule 13D.

2.	As of December 31, 2008, the Golsen Group’s aggregate percentage ownership of all outstanding Common Stock of

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CUSIP NO. 5021600-10-4

the Company is approximately 23.7%, an increase of approximately 1.4% since the filing of Amendment No. 37 to this Schedule 13D as a result of (a) the addition of Linda F. Rappaport as a member of the Golsen Group, (b) the purchase by members of the Golsen Group of an aggregate of 150,000 shares of Common Stock, and (c) the purchase of $5 million principal amount of the Company’s 5.5% Convertible Senior Subordinated Debentures Due 2012, which are convertible into 182,000 shares of common stock.

3.
Reference is made to Item 5(c) of this Amendment No.38 for a disclosure of transactions in the Common Stock that were effected by certain reporting persons in the 60 days prior to the filing of this Amendment 38.

4.
The membership percentages in GFLLC have been adjusted to correctly reflect the ownership in GFLLC held by Jack and Sylvia Golsen and their children.  The membership percentages reported previously misstated the correct percentages by approximately 0.23% to 0.35%.

Item 1.                    Security and Issuer.

Item 1 of this Schedule 13D is unchanged.

Item 2.                    Identity and Background.

Item 2 of this Schedule 13D is unchanged, except Linda Rappaport joined the reporting group on November 9, 2008.  The following is Ms. Rappaport’s background information:

(a)	The principal business office of Ms. Rappaport is Designer Rugs & Import Group, 333 W. Wilshire Blvd., Oklahoma City, Oklahoma 73116.

(b)	Ms. Rappaport’s principal occupation is owner and executive of Designer Rugs & Import Group, 333 W. Wilshire Blvd., Oklahoma City, Oklahoma 73116

(c)	During the last five years, Ms. Rappaport has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(d)
During the last five years, Ms. Rappaport has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future

Page 11 of 24 Pages

CUSIP NO. 5021600-10-4

violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(e)	Ms. Rappaport is a citizen of the United States of America.

Item 3.                    Source and Amount of Funds or Other Consideration.

This Item 3 is not applicable to the agreements and transactions described in Items 5 and 6 of this Amendment 38, except as follows:

(a)
In the 60 days prior to the filing of this Amendment No. 38, (a) SBL purchased an aggregate of 120,000 shares of Common Stock for the aggregate purchase price of $858,297, which was funded using working capital and (b) Linda Rappaport purchased 30,000 shares of Common Stock for an aggregate purchase price of $213,263, which was funded using personal funds.

(b)
On November 10, 2008, SBL purchased $4 million principal amount of the Company’s 5.5% Convertible Senior Subordinated Debentures Due 2012 for the purchase price of $2,880,000, plus accrued interest of $80,666.  Of the total amount paid, $460,666 was funded using SBL’s working capital and $2,500,000 funded by a loan from The Bank of The West, the collateral for which is 827,936 shares of Common Stock owned by SBL.  See Item 6 for a description of the pledge agreement.

(c)
On November 10, 2008, Linda Rappaport purchased $1 million principal amount of the Company’s 5.5% Convertible Senior Subordinated Debentures Due 2012 for the purchase price of $720,000, plus accrued interest of $20,167.  The amount paid was funded using personal funds.

Item 4.                    Purpose of Transaction.

The reporting persons do not presently have any plans or proposals required to be reported under Item 4 of this Schedule 13D, except as set forth below:

Pledge Agreement.

Page 12 of 24 Pages

CUSIP NO. 5021600-10-4

See Item 6 of this Amendment No. 38 for a discussion of the security agreement covering 827,397 shares of Common Stock owned by SBL, which discussion is incorporated by reference in this Item 4.

Item 5.                    Interest in Securities of the Issuer.

(a)
The following table sets forth as of the filing date of this Amendment No. 38 the aggregate number and percentage of the class of Common Stock of the Company identified pursuant to Item 1 beneficially owned by each person named in Item 2:

Person	Amount (10) (11)	Percent (12)
Jack E. Golsen	4,166,422 (2)	18.79%

Sylvia H. Golsen	2,084,282 (3)	9.62%

Barry H. Golsen	3,176,034 (4)	14.40%

Steven J. Golsen	820,119 (5)	3.85%

Linda F. Rappaport	765,387 (6)	3.59%

Golsen Family, L.L.C. (1)	2,084,282 (7)	9.62%

SBL (1)	2,884,987 (8)	12.91%

GPC (1)	417,288 (9)	1.96%
____________________

(1)
The membership interests in GFLLC are owned by Jack Golsen through his revocable trust (45.588%), Sylvia Golsen through her revocable trust (45.588%), Barry Golsen (2.9413%), Steven Golsen (2.9413%), and Linda Rappaport (2.9413%).  Jack and Sylvia Golsen are the managers of GFLLC, and as a result share voting and dispositive power over the Company’s securities owned by GFLLC.  SBL is wholly-owned by GFLLC (49% owner), Barry Golsen (17% owner), Steven Golsen (17% owner) and Linda Rappaport (17% owner). GPC is a wholly owned subsidiary of SBL.  Jack Golsen and Barry Golsen are the managers of SBL and the directors and executive officers of GPC. Barry Golsen, Steven Golsen and Linda Rappaport are the children of Jack and Sylvia Golsen, husband and wife.

(2)	The amount shown is comprised of the following:

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(a)	787,309 shares owned by GFLLC as described in footnote (7), over which the reporting person shares investment and dispositive power with Sylvia Golsen;

(b)	2,844,987 shares beneficially owned by SBL and GPC as described in footnotes (8) and (9), respectively, over which the reporting person shares investment and dispositive power with Barry Golsen;

(c)	4,000 shares issuable upon conversion of a promissory note, over which the reporting person has sole voting and dispositive power;

(d)
200,406 shares owned of record by eight trusts for the benefit of the grandchildren and great grandchildren of Jack Golsen, over which Jack Golsen serves as the sole trustee with voting and dispositive power over the Company’s securities held in the trusts;

(e)
263,320 shares owned of record by the Barry H. Golsen 2007 Irrevocable Trust, the Steve J. Golsen 2007 Irrevocable Trust, and the Linda F. Rappaport 2007 Irrevocable Trust, over which Jack Golsen serves as the sole trustee with voting and dispositive power over the Company’s securities held in the trusts; and

(f)
30,000 shares owned by Linda Rappaport and 36,400 shares that Linda Rappaport may acquire upon the conversion of $1 million principal amount of the Company’s 5.5% Convertible Senior Subordinated Debentures Due 2012 owned by her, the dispositive power and voting power of which is shared with Jack Golsen.  Jack Golsen has no pecuniary interest in the shares beneficially owned by Linda Rappaport.

(3)
The amount shown is comprised of (a) 787,309 shares beneficially owned by GFLLC as described in footnote (7), over which the reporting person shares dispositive and investment power with Jack Golsen, and (b) 1,296,973 shares representing the reporting person’s percentage ownership of the shares beneficially owned by SBL and GPC as described in footnotes (8) and (9), respectively, as a result of the reporting person’s ownership in GFLLC.  The amount shown doesnot include, and the reporting person disclaims beneficial ownership of the shares listed in

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footnote (2) above as beneficially owned by Jack Golsen (except the shares noted in the preceding sentence).

(4)	The amount shown is comprised of the following:

(a)	296,639 shares held directly;

(b)	11,250 shares issuable upon exercise of stock options;

(c)
23,157 shares representing the reporting person’s percentage ownership of the shares owned directly by GFLLC and that GFLLC has the right to acquire as described in footnote (7) as a result of the reporting person’s ownership in GFLLC; and

(d)	2,844,987 shares beneficially owned by SBL and GPC as described in footnotes (8) and (9), respectively, over which the reporting person shares investment and dispositive control with Jack Golsen.

The amount shown does not include (i) 533 shares that Barry Golsen's wife owns, in which Barry Golsen disclaims beneficial ownership and (ii) 89,440 shares owned of record by the Barry H. Golsen 2007 Irrevocable Trust, of which Barry Golsen is the primary beneficiary, but of which Barry Golsen has no voting or dispositive control.

(5)	The amount shown is comprised of the following:

(a)	263,915 shares held directly;

(b)	11,250 shares issuable upon exercise of stock options;

(c)
61,306 shares representing the reporting person’s percentage ownership of the shares owned directly by GFLLC and that GFLLC has the right to acquire as described in footnote (7) and the reporting person’s percentage ownership in the shares held by SBL and GPC as a result of the reporting person’s ownership in GFLLC; and

(d)
483,648 shares representing the reporting person’s percentage ownership of the shares beneficially owned by SBL and GPC as described in footnotes (8) and (9), respectively, as a result of the reporting person’s ownership in SBL.

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The amount shown does not include 84,440 shares owned of record by the Steven J. Golsen 2007 Irrevocable Trust, of which Steven Golsen is the primary beneficiary, but of which Steven Golsen has no voting or dispositive control.

(6)	The amount shown is comprised of the following:

(a)
36,400 shares issuable upon the conversion of $1 million principal amount of the Company’s 5.5% Convertible Senior Subordinated Debentures Due 2012, the dispositive and voting power of which is shared with Jack Golsen;

(b)	30,000 shares owned directly, the dispositive and voting power of which is shared with Jack Golsen;

(c)
61,306 shares representing the reporting person’s percentage ownership of the shares owned directly by GFLLC and that GFLLC has the right to acquire as described in footnote (7) and the reporting person’s percentage ownership in the shares held by SBL and GPC as a result of the reporting person’s ownership in GFLLC;

(d)
483,648 shares representing the reporting person’s percentage ownership of the shares beneficially owned by SBL and GPC as described in footnotes (8) and (9), respectively, as a result of the reporting person’s ownership in SBL; and

(e)	154,033 shares that the reporting person’s spouse owns, for which the reporting person disclaims beneficial ownership.

The amount shown does not include 89,440 shares owned of record by the Linda F. Rappaport 1992 Trust, of which Linda F. Rappaport is the primary beneficiary, but of which Linda F. Rappaport has no voting or dispositive control.

(7)	The amount shown is comprised of the following:

(a)	653,976 shares owned directly;

(b)	133,333 shares issuable upon the conversion of 4,000 shares of the Company’s Series 2 Preferred; and

(c)	1,296,973 shares representing GFLLC's beneficial ownership in the shares held by SBL and GPC as a result of the GFLLC's ownership in SBL.

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The amount of such shares shown as beneficially owned by each reporting person is based on the reporting person’s proportionate ownership in GFLLC, as described in footnote (1) to this table, except Jack and Sylvia Golsen, as managers of GFLLC possessing voting and dispositive power over such shares, report beneficial ownership of all shares beneficially owned by GFLLC.

(8)	The amount shown is comprised of the following:

(a)	1,632,099 shares owned directly;

(b)	250,000 shares issuable upon the conversion of 1,000,000 shares of the Company's Series D Preferred;

(c)	400,000 shares issuable upon the conversion of 12,000 shares of the Company's Series B Preferred;

(d)	145,600 issuable shares upon the conversion of $4 million principal amount of the Company’s 5.5% Convertible Senior Subordinated Debentures Due 2012; and

(e)	417,288 shares beneficially owned by SBL's wholly owned subsidiary, GPC, as described in footnote (9).

The amount of such shares shown as beneficially owned by each reporting person is based on the reporting person’s proportionate ownership in SBL (whether direct ownership in SBL or indirect ownership in SBL through ownership in GFLLC), as described in footnote (1) to this table, except Jack and Barry Golsen, as the managers SBL possessing voting and dispositive power over such shares, report beneficial ownership of all such shares.

(9)	The amount shown is comprised of (a) 283,955 shares owned directly, and (b) 133,333 shares that may be acquired upon conversion of 4,000 shares of the Company's Series B Preferred Stock.

(10)
Holders of the Series B Preferred are entitled to one vote per share, and holders of the Series D Preferred are entitled to .875 votes per share.  Both vote together with holders of Common Stock.  The amounts and percentages set forth in the table reflect only the voting power of Common Stock into which the Series B Preferred and the Series D Preferred are convertible.

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(11)
Jack Golsen, Sylvia Golsen, Barry Golsen, Steven Golsen, and Linda Rappaport each disclaims beneficial ownership of the shares of Common Stock beneficially owned by  the other, as described in footnotes (2), (3), (4), (5), and (6), respectively, except as stated in such footnotes.

(12)
The percentage ownership of each reporting person is based on 21,109,812 shares of Common Stock outstanding, as of December 31, 2008.  Shares of Common Stock of the Company not outstanding, but which may be acquired by a reporting person during the next 60 days under options, warrants, rights or conversion privileges, are considered to be outstanding only for the purpose of computing the percentage of the class for such reporting person, but are not deemed to be outstanding for the purpose of computing the percentage of the class by any other person.

(b)
The following table sets forth, as of the filing date of this Amendment No. 38 for each person and entity identified under paragraph (a), above, the number of shares of Common Stock as to which the person and entity has (i) the sole power to vote or direct the voting, (ii) shared power to vote or direct the voting, (iii) the sole power to dispose or to direct the disposition, or (iv) shared power to dispose or to direct the disposition:

Person or Entity	Sole Voting and Power of Disposition	Shared Voting and Power of Disposition
Jack E. Golsen	467,726 (2)	3,698,696 (2)

Sylvia H. Golsen	None	2,084,282 (3)

Barry H. Golsen	307,889 (4)	2,868,145 (4)

Steven J. Golsen	275,165 (5)	544,954 (5)

Linda F. Rappaport	66,400 (6)	698,987 (6)

Golsen Family, L.L.C. (1)	None	2,084,282 (7)

SBL (1)	None	2,884,987 (8)

GPC (1)	None	417,288 (9)

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____________________

(1)	See footnote (1) under paragraph (a) of this Item 5.

(2)	See footnote (2), (10), and (11) under paragraph (a) of this Item 5.

(3)	See footnotes (3), (10), and (11) under paragraph (a) of this Item 5

(4)	See footnotes (4), (10), and (11) under paragraph (a) of this Item 5.

(5)	See footnotes (5), (10), and (11) under paragraph (a) of this Item 5.

(6)	See footnotes (6), (10), and (11) under paragraph (a) of this Item 5.

(7)	See footnote (7) and (10) under paragraph (a) of this Item 5.

(8)	See footnote (8) and (10) under paragraph (a) of this Item 5.

(9)	See footnote (9) and (10) under paragraph (a) of this Item 5.

(c)	During the 60 days prior to the filing of this Amendment No. 38 to this Schedule 13D, the following reporting persons effected transactions in the Common Stock:

(i)	SBL purchased 120,000 shares of Common Stock on the New York Stock Exchange, for a total purchase price of $858,297, as follows:

Security	Purchase Date	Number of Shares	Price
Common Stock	11/13/2008	100	$7.07
Common Stock	11/13/2008	5,000	$7.08
Common Stock	11/13/2008	1,500	$7.10
Common Stock	11/13/2008	3,400	$7.46
Common Stock	11/13/2008	10,000	$7.47
Common Stock	11/13/2008	3,500	$7.50
Common Stock	11/13/2008	717	$7.57
Common Stock	11/13/2008	1,200	$7.79

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CUSIP NO. 5021600-10-4

Security	Purchase Date	Number of Shares	Price
Common Stock	11/13/2008	4,200	$7.80
Common Stock	11/17/2008	100	$7.43
Common Stock	11/17/2008	500	$7.44
Common Stock	11/17/2008	100	$7.46
Common Stock	11/17/2008	900	$7.47
Common Stock	11/17/2008	900	$7.48
Common Stock	11/17/2008	200	$7.49
Common Stock	11/17/2008	2,655	$7.50
Common Stock	11/20/2008	2,500	$7.34
Common Stock	11/20/2008	10,028	$7.38
Common Stock	11/20/2008	1,500	$7.39
Common Stock	11/20/2008	1,000	$7.40
Common Stock	11/21/2008	200	$6.67
Common Stock	11/21/2008	9,800	$6.70
Common Stock	12/02/2008	36,700	$7.00
Common Stock	12/04/2008	300	$6.88
Common Stock	12/04/2008	300	$6.89
Common Stock	12/04/2008	200	$6.90
Common Stock	12/04/2008	100	$6.91
Common Stock	12/04/2008	100	$6.92
Common Stock	12/04/2008	500	$6.93
Common Stock	12/04/2008	300	$6.94
Common Stock	12/04/2008	100	$6.95
Common Stock	12/04/2008	600	$6.96
Common Stock	12/04/2008	743	$6.97
Common Stock	12/04/2008	400	$6.98
Common Stock	12/04/2008	100	$6.99
Common Stock	12/04/2008	9,025	$7.00
Common Stock	12/05/2008	10,532	$7.00

(ii)
On November 10, 2008, SBL purchased $4 million principal amount of the Company’s 5.5% Convertible Senior Subordinated Debentures Due 2012, which are convertible into 145,600 shares of Common Stock, in a privately

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CUSIP NO. 5021600-10-4

negotiated transaction at a purchase price of $2,880,000, plus accrued interest of $80,666.

(iii)
On November 10, 2008, Linda Rappaport purchased $1 million principal amount of the Company’s 5.5% Convertible Senior Subordinated Debentures Due 2012, which are convertible into 36,400 shares of Common Stock, in a privately negotiated transaction at a purchase price of $720,000, plus accrued interest of $20,167.

(iv)	On December 30, 2008, Linda Rappaport purchased 30,000 shares of Common Stock on the New York Stock Exchange for a total purchase price of $213,263, as follows:

Security	Purchase Date	Number of Shares	Price
Common Stock	11/29/2008	600	$7.06
Common Stock	11/29/2008	1,740	$7.07
Common Stock	11/29/2008	900	$7.08
Common Stock	11/29/2008	14,057	$7.09
Common Stock	11/29/2008	100	$7.10
Common Stock	11/29/2008	601	$7.13
Common Stock	12/5/2008	12,002	$7.14

(d)           See Item 6 below.

(e)           Not applicable.

Item 6.	Contracts, Agreements, Underwritings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is unchanged, except as set forth below.

Pledge Agreement.

On November 11, 2008, SBL pledged 827,397 shares of Common Stock pursuant to a Security Agreement, dated the same date (the “Security Agreement”) to secure a promissory note, dated the same date, executed by SBL in favor of The Bank of The West.  The promissory note has an original principal amount of approximately $2.5 million and a term of five years.  In addition to standard default and similar provisions contained in the

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CUSIP NO. 5021600-10-4

Security Agreement, lender retains the right to all dividends paid in connection with the collateral.

Item 7.	Materials to be Filed as Exhibits.

24.1	Powers of Attorney executed by Barry H. Golsen, Steven J. Golsen, and Sylvia H. Golsen are filed as Exhibit 24.1 to Amendment No. 33 to this Schedule 13D and are incorporated herein by reference.

24.2	Power of Attorney, dated December 29, 2008, executed by Linda F. Rappaport.

99.1	Joint Filing Statement, dated September 19, 2007, is filed as Exhibit 99.1 to Amendment No. 34 and is incorporated herein by reference.

99.2	Joint Filing Statement, dated December 29, 2008, executed by Linda F. Rappaport.

99.3	Convertible Note between the Company and Jack E. Golsen filed as Exhibit (a) to the original Schedule 13D and is incorporated herein by reference.

99.4
Issuer's Proxy Statement dated July 14, 1986 setting forth the terms of the Company's Series B 12% Cumulative Convertible Preferred Stock is filed as Exhibit 1 to Amendment No. 1 to the Schedule 13D and is incorporated herein by reference.

99.5
Stacy L. Rappaport 2007 Irrevocable Trust Agreement, dated January 15, 2007, is filed as Exhibit No. 99.4 to Amendment No. 34 and is incorporated herein by reference.  The Joshua B. Golsen 2007 Irrevocable Trust Agreement, Adam Z. Golsen 2007 Irrevocable Trust Agreement, Amy G. Rappaport 2007 Irrevocable Trust Agreement, Lori R. Rappaport 2007 Irrevocable Trust Agreement, Michelle L. Golsen 2007 Irrevocable Trust Agreement, and Preston Ayden Mattingly 2007 Irrevocable Trust Agreement, each dated January 15, 2007, are substantially similar to the Stacy L. Rappaport 2007 Irrevocable Trust Agreement, except each trust is named for primary beneficiary of such trust, and copies of the same will be supplied to the Commission upon request.

99.6
Barry H. Golsen 2007 Irrevocable Trust Agreement, dated January 15, 2007, is filed as Exhibit 99.5 to Amendment No. 34 and is incorporated herein by reference.  The Steven J. Golsen 2007 Irrevocable Trust Agreement and Linda F. Rappaport 2007 Irrevocable Trust Agreement, each dated January 15, 2007, are substantially similar to the Barry H. Golsen 2007 Irrevocable Trust Agreement, except each trust

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is named for primary beneficiary of such trust, and copies of the same will be supplied to the Commission upon request.

99.7	Shareholder's Agreement, effective December 1, 1995, between Sylvia Golsen and SBL Corporation is filed as Exhibit 22 to Amendment No. 24 and is incorporated herein by reference.

99.8	Shareholder's Agreement, effective December 1, 1995, among Barry H. Golsen, Sylvia Golsen and SBL Corporation is filed as Exhibit 99.7 to Amendment No. 33 and is incorporated herein by reference.

99.9
Shareholder's Agreement, effective December 1, 1995, among Steven J. Golsen, Sylvia Golsen and SBL Corporation. The Shareholder's Agreement is substantially similar to the Shareholder's Agreement filed as Exhibit 99.7 hereto and a copy of the same will be supplied to the Commission upon request.

99.10
Shareholder's Agreement, effective December 1, 1995, among Linda F. Rappaport, Sylvia Golsen and SBL Corporation. The Shareholder's Agreement is substantially similar to the Shareholder's Agreement filed as Exhibit 99.7 hereto and a copy of the same will be supplied to the Commission upon request.

99.11	Rule 10B5-1 Sales Plan, dated March 15, 2008, between SBL, L.L.C. and Capital West Securities, Inc. is filed as Exhibit 99.10 to Amendment No. 37 and is incorporated herein by reference.

99.12	Security Agreement, dated November 7, 2008, executed by SBL, L.L.C. in favor of The Bank Of The West.

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CUSIP NO. 5021600-10-4

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: January 12, 2009

/s/ Jack E. Golsen
Jack E. Golsen

/s/ Sylvia H. Golsen        *
Sylvia H. Golsen

/s/ Barry H. Golsen        *
Barry H. Golsen

/s/ Steven J. Golsen        *
Steven J. Golsen

/s/ Linda F. Rappaport       *
Linda F. Rappaport
*Executed by Jack E. Golsen pursuant to Power of Attorney

GOLSEN FAMILY, L.L.C.

By: /s/ Jack E. Golsen
Jack E. Golsen, Manager

SBL LLC

By: /s/ Jack E. Golsen
Jack E. Golsen, Manager

GOLSEN PETROLEUM CORPORATION

By: /s/ Jack E. Golsen
Jack E. Golsen, President

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